Room 4561

July 31, 2007

Ms. Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

> **Re:** **JDA Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 8-K Filed July 23, 2007**
> **File No. 000-27876**

Dear Ms. Magnuson:

We have reviewed your response letter dated July 16, 2007 and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated June 19, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1. Summary of Significant Accounting Policies, page 67

Revenue Recognition, page 70

1. We have read your response to prior comment number 4. Please tell us how your current revenue recognition policy addresses multiple-element arrangements that

include software which is accounted for under SOP 81-1 or tell us how you intend to revise your disclosures to include such information.

Note 20. Segment Information, page 95

2.   We note your response to prior comment number 6 and we do not believe that you have adequately supported your conclusion that the product classes or product lines are similar and additional disclosure is not required pursuant to paragraph 37 of SFAS 131. For example, it is unclear how a software product used for transportation and logistics management is similar to one that is used for price optimization and management. Despite the common characteristic of your customers being associated with the retail supply and demand chain market, it appears that your analysis regarding similarity may be overly broad. Provide us with a more detailed analysis of why you believe the product classes or product lines described on page 6 are similar in the context of paragraph 37.

Form 8-K Filed July 23, 2007

3.   Your disclosure indicates that you use the non-GAAP measures "to facilitate comparisons to the operating results of other companies in our industry." Explain to us why you believe this disclosure is appropriate considering that you also disclose that a limitation of the use of the non-GAAP measures is that other companies "may calculate non-GAAP measures differently than we do, limiting their usefulness as a comparative measure."

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief